

September 2, 2005

SUPPL

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Corporation Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Corporation Public Company Limited (the "Company") (**File No. 82-3140**), the information described below is enclosed for your attention.

♦ **Stock Exchange of Thailand Filing, SH 101/2005 and SH 104/2005**

    Subject: 1. Report on the results of the exercise of warrants (ESOP Grant I, II, III) in August 2005
               2. Report on the results of the exercise of warrants to purchase ordinary shares of Shin Corporation Public Company Limited No. 3/2005 (SHIN-W1)
    Date: September 2, 2005

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,



05011015

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure



September 2, 2005

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Corporation Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Corporation Public Company Limited (the "Company") (**File No. 82-3140**), the information described below is enclosed for your attention.

♦ **Stock Exchange of Thailand Filing, SH 101/2005 and SH 104/2005**

Subject: 1. Report on the results of the exercise of warrants (ESOP Grant I, II, III) in August 2005
2. Report on the results of the exercise of warrants to purchase ordinary shares of Shin Corporation Public Company Limited No. 3/2005 (SHIN-W1)
Date: September 2, 2005

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

RECEIPT COPY
Received by:
Date:

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
September 2, 2005

SH 101/2005

September 2, 2005

Subject: Report on the results of the exercise of warrants (ESOP Grant I, II, III) in August 2005

To: The President
        The Stock Exchange of Thailand

Shin Corporation Public Company Limited ("the Company") issued and offered of warrants to purchase the Company's ordinary shares to directors and employees of the Company (ESOP). The details of warrants are as follows;

Details of ESOP	Grant I	Grant II	Grant III
The number of warrants (units)	29,000,000	18,083,700	13,660,200
Issuing Date	March 27, 2002	May 30, 2003	May 31, 2004
Exercise Price (Baht/Share)	17.337	13.314	35.463
Exercise Ratio (warrant : ordinary share)	1 : 1.02671		
Maturity of Warrants	5 years from the issuing date		

The Company would like to report the results of the exercise of warrant to purchase the Company's ordinary shares to directors and employees of the Company (ESOP Grant I, II, III) in August 2005, as follows;

Outstanding of ESOP	Grant I	Grant II	Grant III
No. of exercised warrants in this month (units)	-	-	-
No. of remaining unexercised warrants (units)	11,432,600	14,488,600	13,642,600
No. of shares derived from this exercise (shares)	-	-	-
No. of remaining shares reserved for warrants (shares)	11,583,625	14,684,147	13,822,367

Summary Translation Letter
To the Stock Exchange of Thailand
September 2, 2005

SH 104/2005

September 2, 2005

Subject: Report on the results of the exercise of warrants to purchase ordinary shares of Shin Corporation Public Company Limited No. 3/2005 (SHIN-W1)

To: The President
The Stock Exchange of Thailand

Whereas Shin Corporation Public Company Limited ("the Company") issued and offered 200 million units of warrants to purchase ordinary shares of the Company (SHIN-W1) to the general public during May 20-22, 2002. The warrants can be exercised on the last working day of February, May, August, and November. The first exercise date is on August 30, 2002 and the last exercise date is fixed on May 21, 2007. The exercise ratio is 1 unit of warrants for 1 ordinary share, at the price of Baht 20.50

The Company would like to report the results of the exercise of warrants No. 3/2005 which can be exercised on August 31, 2005, as follows:

The number of exercised warrants	13,000 units
The number of remaining unexercised warrants	159,416,441 units